SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 4 May 2010

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release

April 30, 2010

BP ONSHORE PREPARATIONS FOR GULF COAST OIL SPILL

BP today continued to ramp up its response to the oil spill in the US Gulf of Mexico. Over  2,500 personnel are now involved in the response effort and well-advanced preparations are being made for a major protection and cleaning effort on the shorelines of Louisiana, Mississippi, Alabama and Florida. A fourth onshore command centre, in Mobile, Alabama, opened yesterday.

"In the past few days I have seen the full extent of BP's global resources and capability being brought to bear on this problem, and welcome the offers of further assistance we have had from government agencies, oil companies and members of the public to defend the shoreline and fight this spill," said Tony Hayward, BP Group Chief Executive. "We will be judged by the success we have in dealing with this incident and we are determined to succeed."

Work is progressing to install marine protection booms along the coast. As well as almost 220,000 feet of boom already in the water, an additional 300,000 feet is staged or in the process of being deployed, with more on the way.

The onshore activity is focused on five locations in the potentially affected states: Venice, Louisiana; Pascagoula and Biloxi, Mississippi; Mobile, Alabama; and Pensacola, Florida. Staging posts are in place stocked with people and material, including about 100,000 feet of boom, to protect the shoreline in each area. In addition, a sixth staging post is now being set up in Port Sulphur, Louisiana.

Hayward added: "BP is fully committed to taking all possible steps to contain the spread of the oil spill. We are taking full responsibility for the spill and we will clean it up, and where people can present legitimate claims for damages we will honour them."

The oil spill follows the sinking of Transocean's drilling rig Deepwater Horizon in the Mississippi Canyon 252 block.

BP continues to attack the spill on many fronts - making continuing attempts to prevent oil escaping from the subsea well, 5,000 feet below the surface; collecting and separating the oil which enters the water; deploying innovative technology to disperse the oil at its seabed source; and drilling a relief well to permanently isolate and secure the leaking well.

In parallel, at the surface, BP's response is expanding to mobilise shoreline protection teams and equipment, and numbers of community liaison staff, while planning for in-situ burning several miles offshore. BP has called on expertise from other companies including Exxon, Shell, Chevron and Anadarko to help it activate the blow out preventer, and to offer technical support on other aspects of the response.

Preliminary estimates indicate that current efforts to contain the spill and secure the well are costing the MC252 owners about $6 million per day. This figure is expected to rise as activity increases.

Press enquiries:

U.S. Coast Guard Joint Information Centre +1 985-902-5231

BP Press Office London +44 20 7496 4076

www.deepwaterhorizonresponse.com

- ENDS -

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 4 May 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary